Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

July 25, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.

Registration Statement on Form S-1

Filed May 6, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 8, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

General

1.	We note your response to comment 3 in our letter dated June 5, 2014 and we re-issue the comment. In this regard, we note that the analysis as to whether you qualify as a shell company is separate and distinct from the analysis as to whether you are a blank check company under Rule 419 of the Securities Act of 1933, as amended. Please provide us with your analysis as to whether you are currently a shell company as defined in Rule 405 of the Securities Act of 1933, as amended. We note your response that you have researched the relevant industry, hired an attorney to draft two separate publishing agreements and developed a “beta website.” However, we also note your disclosure on page 15 that “[you] have not formed any material relationships or entered into any agreements with self-published authors or independent publishers” and the fact that you have not generated any revenue to date. Without further information, the actions described in your response do not support the conclusion that your company is not a shell company, and it continues to appear that your company has no or nominal operations, and given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response: We respectfully advise the Staff that while we are a development stage company, we do not believe that the Company to be a shell company at this time. The Company does not believe it is a shell company as defined in Rule 405 of the Securities Act. A shell company is defined as a company with no or nominal operations, and either 1) no or nominal assets, 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe our operations at this stage to be nominal ,as we have devoted significant time to pursue its business plan and further our operations. The Company has signed an agreement with one author which grants the Company the non-exclusive right to sell such author’s book in digital format. In addition, the Company is planning a book fair in fourth quarter of 2014 and has sold exhibition slots to four authors for such book fair. The Company further expects to begin generating additional revenues from further sales of exhibition slots for the book fair as well as subscriptions for its BookBunch service in the near future. For all of the reasons discussed in the prior comment letter as well as these additional facts, we do not believe that the Company is a shell company.

Furthermore, the Company’s officers and directors, any Company promoters, or their affiliates, do not intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

2.	We note your response to comment 4 in our letter dated June 5, 2014. However, you did not analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested, and it still appears that given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, that the shares being registered for resale is a primary offering of your shares to the public. Please provide us with the previously requested analysis. In doing so, please address the following:

•	You are registering for resale all issued and outstanding shares held by non-affiliates;
•	There is currently no liquid trading market for your securities; and
•	The shareholders received the shares that are being registered for resale in February or March of 2014, only two to three months prior to the filing of this registration statement.

Response: As discussed in our response to comment 4 of your letter dated June 5, 2014, we do not believe the offering to be a primary offering of the Company. As discussed in Question 612.09 of your Compliance & Disclosure Interpretations for Securities Act Rules, the question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one. Among the factors listed to be considered are (1) how long the selling shareholders have held the shares, (2) the relationship to the issuer, the number of shares involved, (3) whether the sellers are in the business of underwriting securities, and (4) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In our instance, the selling security holders have had their shares since February or March of 2014, respectively. Although it was only two or three months prior to the filing of this registration statement, there is no guarantee of the time frame in which such statement would go effective, if it would ever be declared effective, and whether the shareholders will be able to sell their shares in the event it is declared effective. Based on the current circumstances, all the shareholders will likely hold their shares for a minimum of six months before they are able to sell them pursuant to this offering or otherwise. In addition, the shareholders purchasing shares in the offering did so with an investment intent. Until such time that the registration statement is declared effective, each shareholder continues to bears the risk of the investment.

As noted in our prior response, the majority of selling shareholders are not affiliated with the Company or each other. Additionally, none of our selling shareholders are in business of underwriting securities and should not be considered underwriters in this instance.

Additionally, while there is no liquid trading market for our securities, the Company intends to seek quotation on the OTC Markets in order to create such a market. As such, we do not believe that our current, unaffiliated shareholders, should be considered underwriters for our securities.

Prospectus Cover Page

3.	We note your response to comment 5 in our letter dated June 5, 2014 and we re-issue the comment in part. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: We hereby advise the Staff that we have disclosed on the prospectus cover page that our auditor has expressed a substantial doubt as to our ability to continue as a going concern.

Prospectus Summary, page 1

4.	We note your response to comment 6 in our letter dated June 5, 2014 and your statement that “[s]everal authors and one independent publisher with over 100 books in their portfolio have indicated an interest to sign such agreements with the company to join the BookBunch subscription service.” Please revise to state, if true, that you have not yet signed agreements with any such individuals and that there is no guarantee that you will do so.

Response: We hereby advise the Staff that we have revised our Prospectus Summary and the body of the Prospectus to disclose that we have signed an agreement with one author but have not yet signed any agreements with any publishers. We have also stated that there is no guarantee that we will be able to secure any additional agreements. The form of agreement has been added as Exhibit 10.1 of our Registration Statement.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 18

5.	We note your revised disclosure on page 22 that in the next twelve months you will need $50,000 to fully develop your website. Please disclose in more detail how you plan to fund the development of your website. In this regard, we note your disclosure on page 21 that “[y]our viable plan to continue existence for at least 12 months following effectiveness of [y]our registration statement is based upon further loans from [y]our President…as well as [y]our continued efforts to generate revenue from sales.” However, your disclosure in the third paragraph on page 22 indicates that your ability to make sales depends on the development of your website.

Response: We respectfully advise the Staff that we plan to fund the development of our website by raising capital and/or obtaining further loans from our President. As discussed in our response to the below comment 7, we have also included a disclosure stating that we do not have any written or oral commitment from our President to provide any amount of additional funding and that he has no obligation to provide the Company with any additional funding.

6.	We note from your response to prior comment 19 and the disclosure added on page 20 that you do not expect any accounting standards that have been issued or proposed by FASB that do not require adoption until a future date to have a material impact on your financial statements upon adoption. However, you have elected to take advantage of the extended transition periods available to Emerging Growth Companies under the JOBS Act and your current disclosure does not indicate what recently issued accounting standards you have not yet adopted. As previously requested in comment 19 in our letter dated June 5, 2014, for each recently issued accounting standard you have not yet adopted, please disclose the date on which such standard will be adopted by non-emerging growth companies and the date on which you will adopt such recently issued accounting standard assuming you remain an emerging growth company at such date. Please refer to the Question 14 of the FAQs on the Jumpstart Our Business Startups Act available on our website at
http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response: We hereby advise the Staff that we have revised our disclosure to state that we have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. Management has not had an opportunity to determine the effects of the new revenue standard as of the date of this filing, but does not expect the new standard to have a material impact on our financial statements.

Additionally, based on our operations at this time, there are no changes to the accounting standards that have produced or will produce any material effect on our statements due to any changes in the policy or any extended transition period effective dates.

Liquidity and Capital Resources, page 21

7.	We note your response to comment 20 in our letter dated June 5, 2014. We also note your disclosure in the last paragraph on page 21 that your viable plan to continue to exist for the 12 months following effectiveness of the offering is based on further loans from your President and Sole Director and your continued efforts to generate revenues. Please tell us and disclose whether you have any commitment from your President to provide you with any amounts of additional funding. If so, please tell us and disclose whether any such commitment is supported by a binding written agreement. If your President has provided you with a binding written commitment to loan you additional funds, please disclose the amount of any such commitment. If your President has not provided you with a written commitment to loan you additional funds necessary to support your operations for the next 12 months, please amend your disclosure to clarify that he has no obligation to provide you with any additional funding.

Response: We hereby advise the Staff that we do not have any written or oral commitment from our President to provide any amount of additional funding. Therefore, we have revised our disclosure throughout the Prospectus to clarify that he has no obligation to provide the Company with any additional funding.

8.	In addition, we note from your disclosure in the fourth paragraph on page 22 that you intend to raise additional capital through private placements once you gain a quotation on the OTC Markets. Please expand your disclosure to also state that even if you obtain a quotation on the OTC Markets, there is no assurance that additional capital through debt or equity offerings or through private placements will be available to you on commercially reasonable terms, or at all. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response: We hereby advise the Staff that we have revised our disclosure pursuant to the Staff’s comment 8.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director